SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            Thermedics Detection Inc.
                        --------------------------------
                       (Name of Subject Company (Issuer))

                            Thermedics Inc. (Offeror)
               Thermo Electron Corporation (Affiliate of Offeror)
            -------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   88355E 10 5
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
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 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                  Amount of Filing Fee
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Filing relates solely to preliminary         None.
communications made before the
commencement of a tender offer.
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________

Form or Registration No.: _____________

Filing Party: ________________________

Date Filed:  _________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE:
Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                   Thermedics to Take Public Subsidiaries Private;
                 Announces Thermo Electron's Proposed Exchange Offer


WOBURN, Mass., January 31, 2000 - Thermedics Inc. (ASE-TMD) announced today that it plans to take private its Thermedics Detection Inc. and Thermo Sentron Inc. subsidiaries. Thermedics also announced that its parent company, Thermo Electron Corporation (NYSE-TMO), proposes to take it private. In addition, the company announced that it will seek a buyer for its Thermo Cardiosystems Inc. subsidiary. These actions are part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

      Thermedics will make cash tender offers of $8.00 per share for Thermedics Detection, and $15.50 per share for Thermo Sentron, in order to bring its own equity ownership in each of these companies to at least 90 percent. If successful, each of these companies would then be spun into Thermedics through a "short-form" merger at the same cash prices as the tender offers.

      Thermedics currently owns approximately 83.6 percent and 74.2 percent of Thermedics Detection and Thermo Sentron, respectively. Thermo Electron, which currently owns approximately 5.3 percent and 12.4 percent of Thermedics Detection and Thermo Sentron, respectively, will tender its shares to Thermedics in these tender offers.

      Following these tender offers, Thermedics, in turn, would be taken private. Thermo Electron has announced that it will conduct an exchange offer for any and all of the outstanding shares of Thermedics common stock held by minority shareholders. In the exchange offer, holders of Thermedics common stock will receive shares of Thermo Electron common stock in exchange for their Thermedics shares. Thermo Electron expects to announce the exchange ratio for this transaction shortly after Thermedics conducts the tender offers for Thermedics Detection and Thermo Sentron.

      Thermo Electron, which currently owns approximately 75.7 percent of the outstanding shares of Thermedics common stock, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90 percent. If Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermedics through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock in exchange for their Thermedics common stock at the same ratio.

      The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings; the exchange offer will require establishment of the exchange ratio. The short-form merger would not require Thermedics board or shareholder approval.

      Thermedics plans to conduct its subsidiary tender offers during the second quarter of 2000. If Thermedics successfully obtains ownership of at least 90 percent of the outstanding Thermo Sentron and Thermedics Detection shares, it expects to complete these spin-ins by the end of the second quarter of 2000. Thermo Electron plans to conduct the exchange offer for Thermedics common stock during the

                                     -more-
third quarter of 2000. If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermedics shares, it expects to complete the spin-in of Thermedics by the end of the third quarter of 2000.

      Obligations under Thermedics' 2.88% convertible subordinated debentures due June 1, 2003, and its 0% convertible subordinated debentures due June 1, 2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.

      Upon completion of the proposed Thermedics spin-in, Thermedics' medical equipment businesses, excluding Thermo Cardiosystems, would be contributed to a new medical products company, which, in turn, would be spun off from Thermo Electron as a dividend to Thermo Electron shareholders. Thermedics Detection and Thermo Sentron will remain businesses of the new focused Thermo Electron measurement and detection instruments company.

Sale of Thermo Cardiosystems
Thermedics has also announced that it will seek a buyer for Thermo Cardiosystems. Thermo Electron and Thermedics have concluded that Thermo Cardiosystems would better prosper as part of another organization providing greater focus, resources, and targeted marketing strength.

      Thermedics Inc. develops, manufactures, and markets diverse product lines, including implantable heart-assist devices and other biomedical products, security instruments, and equipment that assures the quality of a wide variety of consumer products and bulk materials. Thermedics is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMEDICS DETECTION AND THERMO SENTRON COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

      O TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
      O OFFERS TO PURCHASE
      O LETTERS OF TRANSMITTAL
      O NOTICES OF GUARANTEED DELIVERY

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

      INVESTOR RELATIONS DEPARTMENT
      THERMEDICS INC.
      81 WYMAN STREET, P.O. BOX 9046
      WALTHAM, MA 02454-9046


                                     -MORE-

THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: government regulation and industry standards, competition and technological change, intellectual property rights, reimbursement by insurers for medical procedures, medical community acceptance of medical devices, availability of materials and components, product liability, international operations, the company's spinout and acquisition strategies, and the potential impact of the year 2000 on processing date-sensitive information.

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SCRIPT:


Talking Points for Conference Call, January 31, 2000

We are announcing today a bold plan to deliver shareholder value by splitting the company into three independent entities - vastly simplify Thermo Electron

     There are three components:

     1.   Spinning in almost all remaining public subsidiaries

     2. Spinning off to shareholders two companies: Thermo Fibertek and newly created Medical Products company

     3.   Selling businesses with approximately $1.2 billion in revenues

     Ultimately - when all is said and done - Thermo Electron will become ONE integrated, publicly traded company


     - TMO shareholders should have added value by owning three entirely independent and separate companies:

          Each focused on its own customers and markets

          Each with strong competitive positions in the markets they address

          Each with solid growth prospects.

     - Spin-ins and spinoffs will eliminate structural complexity - easier for both shareholders and managers

     -    TMO will focus solely on core measurement and detection business

     - Divestitures will generate significant cash to support aggressive growth plans for the measurement and detection instruments business
          - fund internal growth and acquisitions

     -    Goal is to become pre-eminent global instrument company.

     -    Emerge as one highly integrated company

     This plan is result of six months of complete review of Thermo's operations with help of McKinsey, J.P. Morgan, and the Beacon Group:

     - Everything was on table in review of our businesses - we considered every major alternative

     - Our sole objective: create value for shareholders - this one, by far, will offer the most value to shareholders


     Timeframe:

     - We recognize speed is very important - so we are proceeding on an accelerated basis

     - We have outlined in this plan definitive time frames and definitive steps.


     Spin-ins:

     -    Essentially completed: 9 of the 12 transactions announced in May

     - Today we have announced the terms for the 3 remaining deals pending from May

     -    As well as 7 new spin-ins

     -    We announced terms for 8 spin-ins this morning - 7 cash and 1 stock

     - Our goal is to complete 7 cash spin-ins in Q2 - and to complete other 3 spin-ins in Q3

     Spin-offs:

     - We are announcing the spin-off of Fibertek/Fibergen and a new Medical Products company, created by combining many of our existing businesses

     - Need favorable letter ruling from IRS - Had a positive meeting with IRS to review our plans

     - Time frame largely dictated by IRS: expect to complete spinoffs late 2000 or early 2001


     Divestitures:

     - We are announcing divestitures of businesses with revenues of $1.2 billion

     - We expect these divestitures to generate proceeds of approximately $1 billion

     - Already generated approximately $180 million in pretax proceeds from divestitures we've completed since May

     - Starting to work immediately on new divestitures and expect to complete deals within one year - some already underway

     - Selling many excellent businesses (e.g. Cardio and Retec) that have strong prospects but will fit better with more strategically aligned owner


     Thermo Ecotek

     - Committed to spin-in, but under new focused strategy, no longer a core business. Continuing to evaluate strategic options

     - Ecotek will proceed with its ongoing power projects using its own resources to fund development

Thermo Electron shareholders will own shares in three strong, independent companies:


     Fibertek

     -    Almost $250 million in revenues with strong core  business  addressing
          paper  industry  and  exciting   Fibergen  new  venture   focusing  on
          fiber-based composite materials

     - Core business excellent bookings Q3+Q4, and rebounding from slump in paper market

     - Better able to raise capital to expand into other industries with separation technology

     - Large upside potential with Fibergen's new fiber-based composite materials. Fibergen just starting to sell its new plastic wood product. Fibergen has proprietary process to create competitive product with very strong specs that addresses large potential market.


     Medical Products company

     -    Approximately   $350   million  in  revenues   consisting   mostly  of
          respiratory and pulmonary care, as well as in neurodiagnostic and patient monitoring businesses.

     - Strong niche positions - #1 in neurodiagnostic and monitoring equipment (lots of potential with new trend toward telemedicine and remote monitoring) and #2 in respiratory and pulmonary care products, highly profitable businesses

     -    Now will be managed for higher revenue growth

     -    Started  search  for  CEO  with  strong  medical   products   industry
          background

The New Thermo Electron - Measurement and Detection Instruments

     - Roughly $2.5 billion company with strong position in many markets it addresses

     - If you look at the current market valuation of our instruments business compared to our principal competitors, you will see that we are substantially undervalued

     - Strong growth prospects, particularly in our businesses that serve customers in life sciences and telecommunication industries.

     -    We plan to invest significant resources in expanding these two areas -
          through  internal  R&D,  strategic  partnerships,   and  complementary
          acquisitions

     - And we will have the money to do it - nearly a billion dollars from divestitures



Thermo Electron vision is very clear and straightforward:

To channel ALL our resources - financial, human, and technological - to become the preeminent provider of measurement and detection instruments in exciting markets, such as life sciences and telecommunications


     -    Thermo  Electron   tradition  of  product  innovation  and  excellence
          continues

     - Our mission remains the same: use technology to solve society's pressing problems by identifying and bringing new technologies to the marketplace and providing superior value to our customers

     -    Renewed focus on growth - with an emphasis on internal growth

Thermo Electron is poised to deliver value to shareholders, employees, and customers - We're very excited about this plan and have already hit the ground running

OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMEDICS DETECTION AND THERMO SENTRON COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

      O TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
      O OFFERS TO PURCHASE
      O LETTERS OF TRANSMITTAL
      O NOTICES OF GUARANTEED DELIVERY

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

      INVESTOR RELATIONS DEPARTMENT
      THERMEDICS INC.
      81 WYMAN STREET, P.O. BOX 9046
      WALTHAM, MA 02454-9046


                                     -MORE-

THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.